Linkhome Holdings Inc.

2 Executive Circle
Suite 100

Irvine, CA 92614

June 24, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pearlyne Paulemon
Brigitte Lippmann

Re:	Linkhome Holdings Inc.—Request for Withdrawal of Post-Effective Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-280379)

Dear Ms. Paulemon and Ms. Lippmann:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Linkhome Holdings Inc. (the “Company”) hereby requests the withdrawal of Post-Effective Amendment No. 4 (Accession No. 0001213900-25-056156) to its registration statement on Form S -1 (File No. 333-280379), together with all exhibits filed therewith, filed on June 20, 2025 (the “Amendment”).

The Amendment increased the number of shares of the Company’s common stock, par value $0.001 per share (the “Shares”), from 1,250,000 Shares to 2,000,000 Shares. The Company intends to promptly re-file the Amendment as Post-Effective Amendment No. 5 to restore the original offering size.

The Amendment was not declared effective and no securities have been issued or sold in connection with the Amendment.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Zhen Qin, Chief Executive Officer, Linkhome Holdings Inc., at the above-mentioned address, with a copy to Michael J. Blankenship at Winston & Strawn LLP at 800 Capitol St Suite 2400, Houston, TX 77002, email: mblankenship@winston.com.

Sincerely,

LINKHOME HOLDINGS INC.

By:	/s/ Zhen Qin
Name:	Zhen Qin
Title:	Chief Executive Officer